
MACADAMIA ORCHARDS, L.P.

December 22, 2006

via facsimile and U. S. mail

Ms. April Sifford
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D. C. 20549-0405

Re: ML Macadamia Orchards, L. P.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 17, 2006
File No. 001-09145

Dear Ms. Sifford:

We have received your comment letter dated December 11, 2006 and have researched each of the issues raised therein. Our research included a thorough review of the original documents and supporting memoranda, discussions with management, and a review of relevant accounting literature.

Following are your original comments, followed by our responses to your comments.

The United States Securities and Exchange Commission comment 1.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page 22

(d) Farming Costs, page 28

> We have reviewed your response to comment 4 of our letter dated September 28, 2006. Please expand your disclosure to discuss your accounting policy for farming cost in more detail. Your expanded disclosure should address the timing of incurring farming costs and how these costs are capitalized and accounted for throughout the year, as discussed in your response.

Response to Comment 1. Consolidated Financial Statements, page 22, (d) Farming Costs

26-238 Hawaii Belt Road • Hilo, Hawaii 96720-2119
Phone: (808) 969-8057 • Fax: (808) 969-8123

We acknowledge the staff's comment. We have revised the presentation in the attached draft of the Partnership's Form 10-K/A, for the Fiscal Year Ended December 31, 2005, to expand the contract farming revenue recognition policy to more fully describe said policy. This revision is made on page 29 of the Partnership's 2005 Form 10-K/A.

Footnote in Partnership's 2005 Form 10-K:

> d) **Farming Costs.** In accordance with industry practice in Hawaii, orchard maintenance and harvesting costs for commercially producing macadamia orchards are charged against earnings in the year costs are incurred.

Revised footnote in Partnership's 2005 Form 10-K/A:

> d) **Farming Costs.** The Partnership considers each orchard to be a separate cost center, which includes the depreciation/amortization of capitalized costs associated with each orchard's acquisition and /or development and maintenance and harvesting costs directly attributable to each orchard. In accordance with industry practice in Hawaii, such maintenance and harvesting costs (farming costs) are charged to expense in the year such costs are incurred.
>
> However, the timing and manner in which farming costs are recognized in the Partnership's financial statements over the course of the year is based on a standard cost system. For interim financial reporting purposes, farming costs are recognized as expense based on a standard cost to produce a pound of macadamia nuts. Management calculates a standard cost per pound for each orchard based on the estimated annual costs to annual costs to farm each orchard and anticipated annual production from each orchard. The amount of farming costs recognized as expense throughout the year is calculated by multiplying each orchard's standard cost by actual production from that orchard. The difference between actual farming costs incurred and the amount of farming costs recognized as expense is recorded as either an increase or decrease in deferred farming costs, which is reported as an asset in the balance sheet. Deferred farming costs accumulated throughout the year, typically peaking mid-way through the third quarter, since nut production is lowest during the first and second quarters of the year. Deferred farming costs are expensed over the remainder of the year since nut production is highest at the end of the third quarter through year end.
>
> Management evaluates the validity of each orchard's standard cost on a monthly basis based on actual production and farming costs incurred, as well as any known events that might significantly affect forecasted annual production and farming costs for the remainder of the year.

2

As requested, we hereby acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not Foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



/s/ <u>Wayne W. Roumagoux</u>
   Wayne W. Roumagoux
   Chief Financial Officer

/s/ <u>Dennis J. Simonis</u>
   Dennis J. Simonis
   Chief Executive Officer